# AIHR SCREEN, INC.



# ANNUAL REPORT

17501 Carlson Farm Ct

Germantown, MD 20874

(951) 204-5951

https://www.aihrscreen.com/

This Annual Report is dated April 28, 2025.

## BUSINESS

AIHR SCREEN, INC. ("the Company") was formed on December 4, 2023. The Company plans to earn revenue using a SaaS platform that leverages AI technology to autonomously screen resumes and conduct adaptive interviews, significantly reducing time-to-hire for businesses. The Company's headquarters is in Germantown, Maryland. The majority of the Company's customers are located in the United States.

AIHR Screen streamlines the hiring process by automating resume screening and conducting AI-driven adaptive interviews. Our tool integrates with existing ATS platforms, enabling HR teams to quickly filter out unqualified candidates and focus on top talent. We address the problem of lengthy, inefficient hiring processes, reducing time-to-hire and minimizing bias, while ensuring a thorough and accurate assessment of each candidate.

**Previous Offerings**

Type of security sold: SAFE

Final amount sold: $105,000.00

Use of proceeds: Hiring developers

Date: March 04, 2024

Offering exemption relied upon: 506(b)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2024 Compared to 2023**

- 2024 burn rate averaged ≈ $8.6 k/mo (total expenses $103,510 ÷ 12).
- Cash on 12/31/24 was $20,360 (≈ 2.4 months runway at the 2024 burn).
- Largest single expense category was "Software & apps" $44,484

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $20,360.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

The Company had two categories of debt at 12-31-2024:
• $105,000 Convertible SAFE (6 % interest, 20 % discount, $6 MM cap, matures 10-20-2026).
• $11,998 in revolving business credit-card balances, due on demand.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jaskirat Sandhu

Jaskirat Sandhu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: December, 2023 - Present

Responsibilities: Jaskirat leads product development, works closely with users to understand their needs, and meets with potential customers to drive growth and success for our AI-driven hiring solutions. Jaskirat receives a salary of $30,000 and currently owns 30% of the company. Jas operates in the principal financial role at this time as CEO. He is currently completing his MBA and will finish in 2025.

Other business experience in the past three years:

Employer: Social Sorcery Inc

Title: Founder

Dates of Service: August, 2019 - December, 2023

Responsibilities: Jaskirat established multiple D2C e-commerce brands and sold furniture items.

Other business experience in the past three years:

Employer: Fitted Laundry

Title: Chief of Staff

Dates of Service: May, 2021 - May, 2024

Responsibilities: Jaskirat assisted in digital advertising and hiring for the startup.

Name: Harjinder Sandhu

Harjinder Sandhu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO & Board Member

Dates of Service: December, 2023 - Present

Responsibilities: Harjinder leads technical efforts in the development of the platform. Harjinder currently does not receive a salary and owns 30% of the company.

Other business experience in the past three years:

Employer: Highrise Consulting, Inc.

Title: Director Software Engineering

Dates of Service: June, 2010 - Present

Responsibilities: Harjinder directed software engineering projects, earning five NIH Director's Awards for expertise in GenAI, ML, and NLP.

Name: Swarn Dhaliwal

Swarn Dhaliwal's current primary role is with AEM Corporation. Swarn Dhaliwal currently services 30-40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2023 - Present

Responsibilities: Swarn offers strategic guidance and oversight, utilizing his extensive computer science expertise to drive technological innovation and support company growth. Swarn currently does not receive a salary and owns 30% equity in the company.


Other business experience in the past three years:

Employer: AEM Corporation

Title: Senior Program Director and Senior Software Architect

Dates of Service: March, 2023 - Present

Responsibilities: Oversees software development projects, ensuring successful delivery and implementation of systems for clients.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Jaskirat Sandhu

Amount and nature of Beneficial ownership: 333,333

Percent of class: 33.33


Title of class: Common Stock

Stockholder Name: Harjinder Sandhu

Amount and nature of Beneficial ownership: 333,333

Percent of class: 33.33


Title of class: Common Stock

Stockholder Name: Swarn Dhaliwal

Amount and nature of Beneficial ownership: 333,333

Percent of class: 33.33

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Common Stock, SAFE, and Convertible Note - Series 2024-CF.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,111,110 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 111,111 shares to be issued pursuant to stock options, reserved but unissued.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $105,000.00

Interest Rate: %

Discount Rate: 0.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Equity Financing

Material Rights

In the event of a liquidation or dissolution, the investor will receive the Cash-Out Amount ($105,000) before distributions to common stockholders but after paying any outstanding debts. In a company sale or liquidity event, the SAFE converts into preferred stock or the investor receives the greater of the Cash-Out Amount or the value of the converted shares. Investors have priority over common stockholders but are junior to creditors.

Convertible Note - Series 2024-CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2024-CF are outlined below:

Amount outstanding: $0.00

Maturity Date: October 21, 0024

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: $1,000,000 Equity Financing

Material Rights

Please review Exhibit F of the offering for the full Convertible Note.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

## What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our HR software. Delays or cost overruns in the development of our HR software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that HR Software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2025.

**AIHR SCREEN, INC.**

By  /s/ *Jaskirat Sandhu*

     Name: <u>AIHR Screen</u>

     Title:   CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# AIHR Screen Inc.

## Profit and Loss
### January - December 2024

|  | TOTAL |
|---|---|
| **Income** |  |
|    Discounts given | 113.36 |
|    Sales | 5,159.32 |
| **Total Income** | **$5,272.68** |
| GROSS PROFIT | **$5,272.68** |
| **Expenses** |  |
|    Advertising & marketing | 28,452.80 |
|     Website ads | -0.24 |
|    **Total Advertising & marketing** | **28,452.56** |
|    Commissions & fees | 194.00 |
|    Contract labor | 2,989.81 |
|    Employee benefits |  |
|     Health insurance & accident plans | 1,012.84 |
|    **Total Employee benefits** | **1,012.84** |
|    General business expenses |  |
|     Bank fees & service charges | 531.40 |
|    **Total General business expenses** | **531.40** |
|    Legal & accounting services | 3,791.63 |
|     Accounting fees | 1,500.00 |
|     Legal Fees | 450.00 |
|    **Total Legal & accounting services** | **5,741.63** |
|    Meals | 688.54 |
|    Office expenses | 2,363.93 |
|     Office supplies | 1,265.96 |
|     Printing & photocopying | 250.11 |
|     Shipping & postage | 447.52 |
|     Software & apps | 44,483.96 |
|    **Total Office expenses** | **48,811.48** |
|    Payroll expenses |  |
|     Salaries & wages | 10,617.28 |
|    **Total Payroll expenses** | **10,617.28** |
|    Supplies |  |
|     Supplies & materials | 79.61 |
|    **Total Supplies** | **79.61** |
|    Travel | 19.00 |
|     Airfare | 2,815.72 |
|     Hotels | 728.80 |

|  | TOTAL |
|---|---|
| Taxis or shared rides | 112.18 |
| **Total Travel** | **3,675.70** |
| **Total Expenses** | **$102,794.85** |
| NET OPERATING INCOME | **$ -97,522.17** |
| Other Income | |
| Dividends received | 300.00 |
| Interest earned | 738.85 |
| **Total Other Income** | **$1,038.85** |
| Other Expenses | |
| Vehicle expenses | |
| Parking & tolls | 28.45 |
| Vehicle gas & fuel | 125.76 |
| **Total Vehicle expenses** | **154.21** |
| **Total Other Expenses** | **$154.21** |
| NET OTHER INCOME | **$884.64** |
| NET INCOME | **$ -96,637.53** |

# AIHR Screen Inc.

## Balance Sheet

### As of December 31, 2024

|  | TOTAL |
|---|---|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|     BUS COMPLETE CHK (8966) - 1 | 20,360.02 |
|   **Total Bank Accounts** | **$20,360.02** |
|   **Total Current Assets** | **$20,360.02** |
| **TOTAL ASSETS** | **$20,360.02** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|   Credit Cards | |
|     Credit card BOA | 6,473.76 |
|     US Bank CC | 5,523.79 |
|   **Total Credit Cards** | **$11,997.55** |
|   **Total Current Liabilities** | **$11,997.55** |
|   Long-Term Liabilities | |
|     SAFE Notes Payable (Convertable) | 105,000.00 |
|   **Total Long-Term Liabilities** | **$105,000.00** |
|   **Total Liabilities** | **$116,997.55** |
|   Equity | |
|   Retained Earnings | |
|   Net Income | -96,637.53 |
|   **Total Equity** | **$ -96,637.53** |
| **TOTAL LIABILITIES AND EQUITY** | **$20,360.02** |

# AIHR Screen Inc.
## Statement of Cash Flows
### January - December 2024

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -96,637.53 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Credit card BOA | 6,473.76 |
| US Bank CC | 5,523.79 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **11,997.55** |
| **Net cash provided by operating activities** | **$ -84,639.98** |
| FINANCING ACTIVITIES |  |
| SAFE Notes Payable (Convertable) | 105,000.00 |
| **Net cash provided by financing activities** | **$105,000.00** |
| NET CASH INCREASE FOR PERIOD | **$20,360.02** |
| CASH AT END OF PERIOD | **$20,360.02** |

| Statement of Stockholders Equity | | | | | |
|---|---|---|---|---|---|
| | | | | | |
| | **Common Stock Shares** | **Common Stock Amount** | **Additional Paid-in Capital** | **Accumulated Deficit** | **Total Equity (Deficit)** |
| Inception - Dec 4, 2023 | - | $- | $- | $- | $- |
| Net income (loss) 2023 | - | - | - | - | - |
| Net income (loss) 2023 | - | - | - | - | - |
| Balance Dec 31, 2023 | - | - | - | - | - |
| Net income (loss) 2024 | - | - | - | (96,638.00) | (96,638.00) |
| Balance Dec 31, 2024 | - | - | $- | (96,638.00) | (96,638.00) |

## NOTES TO THE FINANCIAL STATEMENTS

*(Information is presented in U.S. dollars; year ended December 31 2024)*

---

## NOTE 1 – NATURE OF OPERATIONS

**AIHR Screen Inc.** (the "Company," "we," "us," or "our") was incorporated on **December 4 2023** in the State of **Delaware** as a C-corporation.  Our headquarters and principal place of business are located in **Germantown, Maryland**.

The Company provides an AI-driven hiring platform that automates resume screening, conducts adaptive interviews, and, beginning in 2024, offers a full-service "pay-only-if-you-hire" recruiting model. By combining multi-board job posting, AI-powered screening, and detailed candidate reports, we shorten time-to-hire while lowering the cost of recruiting for U.S. businesses. Operations to date have consisted primarily of product development, limited customer onboarding, and fundraising activities.  These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

---

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses.  Actual results could differ materially from those estimates.

### Basis of Presentation

The accompanying statements are presented on the **accrual basis** of accounting.

### Fair Value of Financial Instruments

The carrying values of cash, credit-card liabilities, and other short-term financial instruments approximate fair value because of their short maturities.  For hierarchy disclosures, all balances are classified as **Level 1**.

### Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

**Revenue Recognition**

Revenue is generated from (i) subscription or flat-fee recruiting services and (ii) success fees earned when a client hires a candidate we present. Under ASC 606, revenue is recognized when performance obligations are satisfied, which occurs **when qualified candidates are delivered or a client hire is confirmed**, provided collectability is probable and the fee is fixed or determinable.  Total 2024 revenue was **$5,273**.

**Stock-Based Compensation**

On **May 25 2024** the stockholders approved the **2024 Stock Option Plan**, reserving **111,111** common shares for future grants. No options were granted or outstanding at 12-31-2024; therefore, no stock-based compensation expense was recorded.

**Income Taxes**

Deferred tax assets and liabilities are recognized for temporary differences between financial-statement carrying amounts and tax bases. Because the Company incurred a **net operating loss ("NOL") of $96,638** in 2024 and has not yet achieved sustained profitability, a **full valuation allowance** has been recorded against deferred tax assets. Tax years **2023-2024** remain open to examination by U.S. federal and Maryland tax authorities.

**Concentration of Credit Risk**

Cash is held with one U.S. financial institution and, at times, may exceed the FDIC insured limit of $250,000.  We believe the credit risk related to these deposits is minimal.

---

## NOTE 3 – DEBT

| Instrument | Balance 12-31-24 | Key Terms |
|---|---|---|
| **Convertible SAFE Note** | $105,000 | 6 % interest (simple, non-compounding); 20 % discount; $6 MM valuation cap; automatic conversion in a qualified equity financing ≥ $1 MM; maturity **October 20 2026**. |
| **Business Credit Cards** | $11,998 | Revolving lines bearing interest between 19 % – 25 % APR; unsecured; due on demand. |

No other bank loans or long-term borrowings were outstanding at year-end.

---

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

- **Operating leases:** None.  The Company operates remotely and uses month-to-month coworking space as needed.
- **Capital commitments:** None outstanding.
- **Litigation:** Management is not aware of any pending or threatened litigation.

---

## NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

| Class | Authorized | Par Value | Issued & Outstanding 12-31-24 |
|---|---|---|---|
| Common Stock | **10,000,000** | **$0.00001** | — (founder shares approved but not yet recorded in the ledger) |

*The founders subscribed for an aggregate **1,000,000** common shares for **$3,000** cash; the shares will be formally issued and recorded in 2025.*

No preferred stock is authorized, and no dividends have been declared.

A **111,111-share option pool** was authorized but unissued as of year-end.

---

## NOTE 6 – RELATED-PARTY TRANSACTIONS

During 2024 the founders advanced personal funds to pay certain Company expenses; these advances were recorded as capital contributions upon reimbursement.  There were **no loans**, payables, or other material related-party transactions outstanding at December 31 2024.

---

## NOTE 7 – SUBSEQUENT EVENTS

Management evaluated subsequent events through **April 25 2025**, the date the financial statements were available to be issued.  No events requiring adjustment to, or disclosure in, the 2024 financial statements were identified.

**CEO CERTIFICATION – AIHR SCREEN, INC.**

I, **Jaskirat Sandhu**, Chief Executive Officer and principal financial officer of AIHR Screen, Inc. (the "Company"), hereby certify that the accompanying balance sheet as of December 31, 2024 and December 31, 2023, the statements of operations and cash flows for the years then ended, and the related notes (collectively, the "Financial Statements") are, to the best of my knowledge and belief, **true and complete in all material respects** and have been prepared in accordance with U.S. generally accepted accounting principles (or other basis you actually use, e.g., cash-basis).

Executed this 25 day of April, 2025 in Germantown, Maryland.

*Jaskirat Sandhu*

Jaskirat Sandhu
Chief Executive Officer
AIHR Screen, Inc.

**CERTIFICATION**

I, Jaskirat Sandhu, Principal Executive Officer of AIHR SCREEN, INC., hereby certify that the financial statements of AIHR SCREEN, INC. included in this Report are true and complete in all material respects.

*Jaskirat Sandhu*

CEO